Exhibit 99.2

Veris Gold Corp. Announces Closing of Unit Offering

Vancouver, BC – December 18, 2012 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (the “Company”). The Company is pleased to announce it has closed its previously announced offering of units (“Units”) of the Company (the “Offering”). The Company sold 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of C$15,120,000. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016.

The Offering was made pursuant to an agency agreement dated December 6, 2012 between the Company and a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC. Global Hunter Securities LLC was engaged to offer the Units only in the United States.

The Company intends to use the net proceeds to (i) fund the initial development of Starvation Canyon mine at Jerritt Canyon, (ii) fund a portion of the additional bonding for future reclamation obligations arising from the current years investment into a second tailings facility, (iii) fund the completion of re-grading existing rock disposal areas at Jerritt Canyon, the final item remaining under the Consent Decree, and (iv) improve working capital and also for general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. Copies of the final prospectus supplement and accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov or by directing a request to Haywood Securities Inc. at Waterfront Centre, 200 Burrard Street, Suite 700, Vancouver, B.C. V6C 3L6, telephone (604) 697-7126, Email: ecm@haywood.com, Attn: Michelle Jankovich.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company’s focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.

Richard Moritz

Senior Director, Institutional Investor Relations

Tel: (604) 688-9427

Email: rmoritz@verisgold.com

Nicole Sanches

Investor Relations Manager

Tel: (604) 688-9427 ext 224

Email: nicole@verisgold.com

www.verisgold.com

CHF Investor Relations

Jeanny So

Director of Operations

Tel: (416) 868-1079 ext. 225

Email: jeanny@chfir.com

www.chfir.com

AXINO AG

Wolfgang Seybold

Chairman

Tel: +49 711 25 35 92 40

Email: wolfgang.seybold@axino.de

www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.

Forward-Looking Statements

This press release contains “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the Offering and the Company’s use of proceeds from the sale of the Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the need to satisfy regulatory and legal requirements with respect to Offering; gold price volatility; discrepancies between actual and estimated production and mineral reserves and mineral resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See the Company’s Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.